

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2013

Via E-mail
Mr. Guoqing Jiang
President, Chief Executive Officer, and Chief Accounting Officer
Tianyin Pharmaceutical Co., Inc.
23rd Floor, Unionsun Yangkuo Plaza
No.2, Block 3, Renmin Road South
Chengdu, 610041
Peoples Republic of China

Re: **Tianyin Pharmaceutical Co., Inc.**
       Form 10-K for the Fiscal Year Ended June 30, 2012
       Filed September 28, 2012
       File No. 001-34189

Dear Mr. Jiang:

       We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your Form 10-K for the fiscal year ended June 30, 2012 and providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

       After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Inventory, page 40

1. You state here that the increase in inventory is lower than the increase in revenue and that your product turnover has increased. However, your financial statements show that the sales have decreased while the inventory balance increased and that the inventory turnover has slowed. Please reconcile these inconsistencies by revising your disclosure.

<u>Item 9A. Controls and Procedures</u>
<u>(a) Evaluation of Disclosure Controls and Procedures, page 62</u>

2. Please describe for us the factors you considered in assessing your disclosure controls and procedures as effective, despite the material weaknesses described on page 63.

<u>(b) Changes in internal control over financial reporting, page 63</u>

3. Please revise to state your assessment of the effectiveness of your internal control over financial reporting including a statement as to whether or not internal control over financial reporting is effective as of June 30, 2012. Refer to Item 308(a)(3) of Regulation S-K. If you deemed your internal control over financial reporting to be effective, despite the material weaknesses described here, please describe for us the factors you considered in arriving at this conclusion.

4. We note your disclosure that "[e]xcept as described above, there have been no changes in [y]our internal controls over financial reporting that occurred during the fiscal year to which this Annual Report on Form 10-K relates that have materially affected, or are reasonably likely to materially affect [y]our internal controls over financial reporting." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the fourth quarter of fiscal year ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

      Sincerely,

      /s/ Jim B. Rosenberg

      Jim B. Rosenberg
      Senior Assistant Chief Accountant